RADICA GAMES LIMITED
                      REPORTS THIRD QUARTER PROFITS GROWTH

FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
NOVEMBER 12, 2001                                PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today growth in operating profits of 12.7% to $4.2 million for the third quarter ended September 30, 2001. Net profit for the quarter was $4.1 million or $0.23 per fully diluted share compared to a net profit of $3.9 million or $0.22 per share for the third quarter of 2000, an increase of 6.4%.

Net sales for the quarter were $37.2 million compared to $41.2 million for the same period in 2000. Sales were negatively impacted by the September 11th tragedy and the downturn in the economy. In spite of these market conditions sales of both the PlayTV line and Gamester branded video game accessories grew significantly in comparison to last year.

Pat Feely, President and CEO said "We are pleased to report earnings growth during the current difficult retail and economic environment. This demonstrates the meaningful progress we are making in improving the profitability of our operations."

"In spite of challenging market conditions, retail sales movement has been strong on most of our key products. We are particularly excited about the sales of our recently launched Skannerz line of products which has become our fastest selling product line at retail during the last month. In addition sales of video game accessories increased 58% over the same period last year. We believe these positive retail results, our improving profit margins and strong balance sheet are all encouraging indicators for the future, " said Feely.

The Company reported that gross margin for the quarter increased to 37.5% from 33.5% in Q3 2000. This resulted from improved margins on all lines and a decrease of closeout product sales due to improved inventory control. Operating profit was $4.2 million, up from $3.7 million in Q3 2000, due to a combination of improved gross margins and reduced operating expenses.

Cash held solidly at $21 million compared to $23.1 million on December 31, 2000. In addition, long-term debt declined by $2.7 million from December 31, 2000 with short-term borrowings also dropping by $2.0 million during the period. Receivables declined to $20.2 million from the December 31, 2000 level of $25.9 million and following normal seasonality patterns, inventories increased to $22.4 million from $14.0 million on December 31, 2000. Net book value stands at $3.63 per share with tangible net worth at $3.05 per share.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com

                                   -- END --

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,            Three months ended September 30,          Nine months ended September 30,
 except per share data)              --------------------------------          -------------------------------
                                        2001           2000*                       2001          2000*
                                     ------------   ------------               -------------  ------------
                                     (unaudited)    (unaudited)                (unaudited)    (unaudited)
REVENUES:
Net sales                            $    37,233    $    41,200                $     59,301   $    71,663
Cost of sales                            (23,259)       (27,399)                    (38,597)      (59,349)
                                     ------------   ------------               -------------  ------------
Gross profit                              13,974         13,801                      20,704        12,314
                                     ------------   ------------               -------------  ------------
OPERATING EXPENSES:
Selling, general and administrative
expens                                    (7,306)        (7,335)                    (16,748)      (20,140)
Research and development                  (1,467)        (1,358)                     (4,228)       (4,182)
Depreciation and amortization             (1,021)        (1,399)                     (3,035)       (4,127)
Restructuring charge                           -              -                           -        (1,369)
                                     ------------   ------------               -------------  ------------
Total operating expenses                  (9,794)       (10,092)                    (24,011)      (29,818)
                                     ------------   ------------               -------------  ------------
OPERATING PROFIT (LOSS)                    4,180          3,709                      (3,307)      (17,504)

OTHER (LOSS) INCOME                           (6)           155                          18           650

NET INTEREST INCOME                           41             78                         118           556
                                     ------------   ------------               -------------  ------------
INCOME (LOSS)
BEFORE INCOME TAXES                        4,215          3,942                      (3,171)      (16,298)

(PROVISION) CREDIT FOR
INCOME TAXES                                (106)           (78)                       (179)          614
                                     ------------   ------------               -------------  ------------

NET INCOME (LOSS)                    $     4,109    $     3,864                $     (3,350)  $   (15,684)
                                     ============   ============               =============  ============
EARNINGS (LOSS) PER SHARE - BASIC:

Net earnings (loss) per share        $      0.23    $      0.22                $      (0.19)  $     (0.89)
                                     ============   ============               =============  ============

Weighted average number of shares     17,628,216     17,639,400                  17,602,694    17,624,297
                                     ============   ============               =============  ============
EARNINGS (LOSS) PER SHARE
  - ASSUMING DILUTION:

Net earnings (loss) per share and
  dilutive potential common stock    $      0.23    $      0.22                $      (0.19)  $     (0.89)
                                     ============   ============               =============  ============

Weighted average number of shares
 and dilutive potential common
 stock used in computation            18,250,229     17,937,229                  17,602,694    17,624,297
                                     ============   ============               =============  ============

* Restated to conform with 2001 presentation.


                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                           September 30,   December 31,
                                                           -------------   ------------
(US Dollars in thousands, except share data)                    2001           2000
                                                           -------------   ------------
                                                            (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                  $   20,966      $   23,097
Accounts receivable, net of allowances for doubtful
accounts of $2,703 ($2,073 at Dec. 31, 2000)                   20,190          25,931

Inventories, net of provision of $3,756 ($5,788 at
Dec. 31, 2000)                                                 22,380          13,971
Prepaid expenses and other current assets                       2,760           1,574
Income taxes receivable                                         3,970           4,277
Deferred income taxes                                             223             223
                                                           ----------      ----------
Total Current Assets                                           70,489          69,073
                                                           ----------      ----------
PROPERTY, PLANT AND EQUIPMENT, NET                             16,846          17,975
                                                           ----------      ----------
INTANGIBLE ASSETS, NET                                         10,316          11,353
                                                           ----------      ----------
DEFERRED INCOME TAXES, NONCURRENT                                 993             993
                                                           ----------      ----------
Total Assets                                               $   98,644      $   99,394
                                                           ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                      $    1,814      $    3,780
Accounts payable                                               16,197           8,027
Current portion of long-term debt                               3,648           3,648
Accrued payroll and employee benefits                           1,080             950
Accrued expenses                                                8,771           9,834
Income taxes payable                                              287             215
Deferred income taxes                                              79              79
                                                           ----------      ----------
Total Current Liabilities                                      31,876          26,533
                                                           ----------      ----------
LONG-TERM DEBT                                                  2,737           5,473
                                                           ----------      ----------
Total Liabilities                                              34,613          32,006
                                                           ----------      ----------
SHAREHOLDERS' EQUITY:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,633,225 shares outstanding (17,564,297 at Dec. 31,
2000)                                                             176             176
Additional paid-in capital                                      1,970           1,855
Retained earnings                                              62,036          65,386
Cumulative translation adjustment                                (151)            (29)
                                                           ----------      ----------
TOTAL SHAREHOLDERS' EQUITY                                     64,031          67,388
                                                           ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $ 98,644        $ 99,394
                                                           ===========     ===========